SCHEDULE FOR COMPUTING ANNUALIZED YIELD
                          PRINCOR HIGH YIELD FUND, INC.
                                 CLASS B SHARES


The yield quotation based on the 30 day period ended on October 31, 1995 is computed by dividing the net investment income per share earned during the period by the maximum offering price per share on October 31, 1995, according to the following formula:


              a - b
YIELD:    2[(-------- + 1)^6 - 1]
                cd

Where:

          a  = dividends and interest earned during the period.

          b  = expenses accrued for the period (net of reimbursements).

          c = the average daily number of shares outstanding during the period that were entitled to receive dividends.

          d = the maximum offering price per share on the last day of the period.

The Fund's Yield is as follows:

              4,911.50 - 1,058.05
YIELD:    2[(---------------------- + 1)^6 - 1]
              73,670.796 x 8.05


Yield = 7.92%